Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor				Successor
	Twelve months Ended December 28, 2002 (unaudited)	Twelve months Ended December 27, 2003 (unaudited)	Twelve months Ended January 1, 2005 (unaudited)	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 31, 2005 (unaudited)		Twelve months Ended December 30, 2006 (unaudited)
Consolidated pretax income (loss) from continuing operations	62,693	27,176	41,277	(20,947)	(2,329)		(6,089)
Interest	18,705	14,071	13,371	3,682	41,359		60,065
Interest portion of rent expense	8,194	8,104	8,412	2,214	7,010		9,957

Earnings	89,592	49,351	63,060	(15,051)	46,040		63,933

Interest	18,705	14,071	13,371	3,682	41,359		60,065
Interest portion of rent expense	8,194	8,104	8,412	2,214	7,010		9,957

Fixed Charges	26,899	22,175	21,783	5,896	48,369		70,022

Ratio of Earnings to Fixed Charges	3.33	2.23	2.89	— (a)	—	(b)	—	(c)

(a)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(b)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million
(b)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million